The Verona Firm, PLLC

Brett Alan Verona, Esq.	TEL (813) 258-0852
Post Office Box 18191	FAX (813) 464-7757
Tampa, FL 33679	Brett@TheVeronaFirm.com

Friday, December 17, 2021

Claire DeLabar

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Re: TELCO CUBA, INC

Offering Statement on Form 1-A

Filed August 18, 2021

File No. 024-11611

Ms. DeLabar:

Pursuant to the correspondence dated September 13, 2021, below please find our responses to your original comments (responses in bold). We will also be uploading the revised Regulation A offering as well.

1.	Please identify the customer that accounted for half of your total revenues in fiscal 2020. File as exhibits any agreements with this customer and disclose the material terms of such agreements in your offering statement. Refer to Item 17(6)(b) of Form 1-A.

This customer has been disclosed in the Risk Factors section on page 5 of the filing.

2.	Please disclose the interest rate and maturity of the debt you intend to pay off with proceeds from the offering. Also, as you intend to use proceeds from this offering for acquisitions, revise to disclose, if true, that you have no current plans, understandings, or agreements to make any material acquisitions. Alternatively, revise your offering circular to disclose the material terms of such plans. Refer to Instructions 6 and 7 to Item 6 of Form 1-A.

This debt has now been disclosed in the Use of Proceeds section of the filing, as has the lack of any plans, understandings or agreements to make any material acquisitions.

3.	Please revise your discussion of cash flows by operating, financing and investing activities to agree with amounts disclosed on the Statements of Cash Flows for all periods presented.

The Statements of Cash Flows have been revised.

4.	You disclose that your majority shareholder will make capital contributions to you as necessary to sustain your operations. Please disclose whether he is contractually committed to providing you such funds. If your majority shareholder has not made any binding funding commitments, revise your disclosure to clarify that there is no assurance that the required funding will be provided.

The filing has been revised accordingly.

5.	Revise your offering statement to identify the selling securityholder and, in tabular format, disclose the amount owned by the securityholder prior to the offering, the amount offered for his or her account and the amount to be owned after the offering. At the bottom of the table, provide the total number of securities being offered for the account of all securityholders and describe what percent of the pre-offering outstanding securities of such class the offering represents. Refer to Item 5(d) of Form 1-A.

The filing has been revised accordingly.

6.	We note that the fiscal year end November 30, 2020 unaudited financial statements include Prepaid expenses and other current assets of $83,250 and a Total current asset of $169,116. We also note that as of May 31, 2021, Prepaid expenses and other current assets totaled $119,792 of $189,050 Total current assets. Please revise the balance sheets included in the filing to provide a separate line item or disclosure in the notes to the financial statements for all Other Current Assets in excess of 5% of Total Current Assets.

The filing has been revised accordingly.

7.	We note that the fiscal year end November 30, 2020 unaudited financial statements include Other current liabilities of $574,132 and a Total current liability of $1,043,154. We also note that as of May 31, 2021, Other current liabilities totaled $135,683 of $410,057 Total current liabilities. Please revise the balance sheets included in the filing to provide a separate line item or disclosure in the notes to the financial statements for all Other Current Liabilities in excess of 5% of Total Current Liabilities.

The filing has been revised accordingly.

8.	Please revise the Statements of Cash Flows for all periods presented to separately disclose all non-cash transactions, including but not limited to common stock issued for the reduction of debt, changes in APIC due to interest write off and common stock issued for professional services.

The filing has been revised accordingly.

9.	We note on page 4 that in fiscal 2020 your largest client accounted for half of your total revenues and your five largest clients together accounted for 99% of your total revenues. We also note in your financial statement disclosure on page F-7 that as of May 31, 2021 you do not have a large percentage of total sales with a single customer. Please revise your disclosure in the notes to the financial statements to be consistent with the disclosure on page 4 regarding major customers or expand MD&A to explain changes in your customer base from November 30, 2020 to May 31, 2021 that resulted in changes in revenues from major customers.

The disclosure on Page 4 was about our subsidiary Amgentech. The financial statement disclosure was in regards to the entire company. Therefore, they are not apples to apples, and that is the reason for the discrepancy.

10.	We note on page 38 that each share of Series B Preferred Stock is convertible into 5,000 shares of common stock and have the same voting and liquidation rights as the common stock on an as-converted basis. We also note that each share of Series C Preferred Stock has the right to vote 100,000 common share votes. Please expand the disclosure on page F-11 and throughout the other financial statements to include the voting rights for the Series B and C Preferred Stock.

The filing has been revised accordingly.

11.	We note that as of May 31, 2021 your officers had a balance owed to them of $265,642 and that the balances are due on demand. Please revise to classify the notes that are due on demand to current liabilities for all periods presented.

These are not notes which are owed, but the filing has been updated to reflect the nature of these obligations as payroll due to a related party.

12.	We note on the Statement of Cash Flows for fiscal 2019 that you acquired Advanced Satellite Systems, Inc. for $100,000 and also recorded Goodwill related to another acquisition. Please expand the disclosure to include all disclosures required pursuant to ASC 805-10-50 for the acquisition of Advanced Satellite Systems, Inc. and the acquisition related to the $350,000 goodwill.

The filing has been revised accordingly. Please note that the Goodwill amount of $350,000 was for this same acquisition. This has been better defined in Note 12.

Kind regards.

/s/ Brett Verona

Brett Verona